Exhibit 12.1

SunGard Capital Corp.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended March 31,
	2012		2013
Fixed charges
Interest expense	$110		$92
Amortization of debt issuance costs and debt discount	12		16
Portion of rental expense representative of interest	18		17
Undeclared preferred stock dividend of SunGard Capital Corp. II before income taxes (at effective rate)	68		30

Total fixed charges	$208		$155

Earnings
Income (loss) from continuing operations before income taxes	$(83)		$(56)
Fixed charges per above	208		155

Total earnings	$125		$99

Ratio of earnings to fixed charges		*		*

*	Earnings for the three months ended March 31, 2012 and 2013 were inadequate to cover fixed charges by $83 million and $56 million, respectively.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended March 31,
	2012		2013
Fixed charges
Interest expense	$110		$92
Amortization of debt issuance costs and debt discount	12		16
Portion of rental expense representative of interest	18		17

Total fixed charges	$140		$125

Earnings
Income (loss) from continuing operations before income taxes	$(83)		$(56)

Fixed charges per above	140		125

Total earnings	$57		$69

Ratio of earnings to fixed charges		*		*

*	Earnings for the three months ended March 31, 2012 and 2013 were inadequate to cover fixed charges by $83 million and $56 million, respectively.